Bausch & Lomb Incorporated

Exhibit 11

Statement Regarding Computation of Per Share Earnings (Dollar Amounts in Millions, Share Amounts in Thousands Except Per Share Data)

	First Quarter Ended
	March 29,	March 30,
	2003	2002
Income from Continuing Operations before Cumulative Effect of Change in Accounting Principle	$16.5	$8.8
Cumulative Effect of Change in Accounting Principle, Net of Taxes	(0.9)	-
Net Income (a)	$15.6	$8.8

Actual outstanding Common and Class B shares at beginning of period	53,894	53,543

Sum of weighted average activity of Common and Class B shares issued for stock options, restricted stock awards and cancellations, and net activity of shares held in deferred compensation plan	(127)	154

Weighted Basic Shares (b)	53,767	53,697

Effect of assumed exercise of Common stock equivalents	63	282

Weighted Diluted Shares (c)	53,830	53,979

Basic Earnings Per Share (a/b)	$0.29	$0.16

Diluted Earnings Per Share (a/c)	$0.29	$0.16